July 23, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Spectrum Pharmaceuticals, Inc.
File No. 001-35006
Responses to Commission Staff comments made by letter dated June 24, 2013

Ladies and Gentlemen:

Spectrum Pharmaceuticals, Inc. (the “Company,” “we” or “us”) hereby respectfully submits its response to the Staff’s comments made by letter dated June 24, 2013, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 and its Form 10-Q for the Quarterly Period Ended March 31, 2013. The Company’s response is preceded by a reproduction of the Staff’s comment contained in the June 24, 2013 letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Form 10-K for the year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Liquidity and Capital Resources, page 51

1. In the third paragraph on page 52 you indicate that you include patent related legal costs in research and development costs. Please tell us why you include these costs in research and development when ASC 730-10-55-2i indicates that such costs are examples of activities typically excluded from research and development.

Response 1:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and advises the Staff that we considered ASC 730-10-55-2i and revised our classification of patent related legal costs in research and development to selling, general and administrative expenses commencing with the Form 10-Q for the Quarterly Period ended March 31, 2013. The Company evaluated the amounts incorrectly disclosed as research and development costs in prior periods and concluded that they were not material to the consolidated financial statements, as the amounts were less than 2% of research and development expenses. The Company will revise the language in future filings and will exclude patent related legal costs from disclosure in research and development costs.

Results of Operations

Benefit(Provision) for Income Taxes, page 55

2. Please tell us what specific positive and negative evidence you considered in concluding on your valuation allowance at December 31, 2012 and how you weighted the positive and negative evidence. In addition, please tell us how your announcement of the change in sales pattern for FUSILEV in your press release and Form 8-K on March 12, 2013 impacted your assessment of the valuation allowance at March 31, 2013. Please clarify why the resulting anticipated significant drop in revenues in 2013 is apparently not indicative of realization issues on your deferred tax assets.

Response 2:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and advises the Staff that in assessing the realization of our deferred tax assets as of December 31, 2012 we considered and weighed all available evidence, both positive and negative, in order to determine whether it was more-likely-than-not that some portion, or all, of our deferred tax assets would not be realized.

Analysis as of December 31, 2012

For the years ended December 31, 2012, 2011 and 2010, the Company recorded pretax earnings (losses) of $78.980 million, $52.221 million and $(48.887) million including nine consecutive quarters of profits beginning with the quarter ended December 31, 2010.

In September 2012, we acquired Allos Therapeutics. The acquisition was a non-taxable business combination which resulted in a carryover tax basis for Allos’ acquired assets. Prior to our acquisition, Allos had sustained pretax losses since inception and had no loss carryback potential. Thus, the future realization of Allos’ deferred tax assets was based principally on future taxable income from reversing deferred tax liabilities and the future income expectations of the Company from product sales. Based upon the fair value allocation of the acquired assets, Allos’ opening balance sheet reflected estimated gross deferred tax assets of $54.241 million and gross deferred tax of liabilities of $53.855 million prior to consideration of any required valuation allowance. Approximately $43.199 million of the gross deferred tax liabilities related to In Process Research & Development costs which were not amortizable for financial reporting purposes and, therefore, were not considered a source of income to support the realization of Allos’ deferred tax assets.

The Company then evaluated future income projections of the consolidated Spectrum/Allos operations to determine how much income could be generated “more likely than not” over the next two years in order to support the realization of both the Company’s and Allos’ consolidated deferred tax assets. Based upon the level of domestic deferred tax assets for our combined operations, we determined that approximately $240 million ($89.4 million tax effected) of future taxable income was required to fully absorb the combined domestic deferred assets of the Company and Allos. Of this amount, we determined that approximately $30 million ($11.1 million tax effected) of taxable income could be generated through the reversal of existing deferred tax liabilities. Based upon our internal forecasts as of December 31, 2012 , we determined that “more likely than not” we could reasonably expect to generate sufficient pretax earnings to support releasing all but approximately $60 million of the valuation allowance on our domestic deferred tax assets. In addition, we maintained a $1.1 million valuation allowance on our foreign deferred tax assets because we determined that it was not more-likely-than-not that our foreign deferred tax assets would be realized due to our history of foreign losses.

Analysis as of March 31, 2013

Toward the end of the quarter ended March 31, 2013, several wholesalers informed us that they had sufficient FUSILEV in inventory and would be purchasing at reduced levels due to their own assessment of supply and demand, leading to reduced FUSILEV revenues for the quarter. For the quarter ended March 31, 2013, we therefore recorded our first pretax loss in the prior ten quarters. Management reevaluated its forecasts and concluded that it anticipated, at that time, that the majority of the impact from the change in ordering patterns will be limited to the first half of 2013, and that achieving the necessary pretax earnings sufficient to support the release of the valuation allowance was still achievable but over a one to two year longer horizon than originally forecast. Thus our determination was based on being in a cumulative income position and having sufficient forecast pretax income to utilize the deferred tax assets within a reasonable period of time.

We will continue to evaluate and review the realization of our deferred tax assets under ASC 740 each quarter based upon available positive and negative evidence.

Nature of each accrual that reduces gross revenue to net revenue, page 57

3. Your provisions for the period ended December 31, 2012 related to chargebacks and discounts and rebates increased significantly from the December 31, 2011 provisions. Please provide disclosure to be provided in future periodic reports that discuss the amount of and reasons for the increases including the effect that changes in your estimates had on your revenues and operations. In this regard it is evident from amounts presented in Note 17 on page F-44 that your chargebacks and rebates as a percentage of gross revenues changed from 18.5% in 2010 to 10.0% in 2011 and 23.7% in 2012.

Please disclose the underlying cause for these fluctuations. In addition, in your proposed disclosure, please explain why the total of the deductions from gross revenues presented on page F-44 for 2012 is $128.8 million when the amount disclosed on page 57 is only $102.6 million.

Response 3:

In response to the Staff’s comment, the Company has previously included the following disclosure in the section titled Management’s Discussion and Analysis and Results of Operations,” for product revenues at December 31, 2012 and March 31, 2013:

“Gross product revenues are reduced by estimated provisions for product returns, sales discounts and rebates, distribution and data fees, and estimates for chargebacks established at the time revenues are recognized to arrive at product sales, net. Management considers various factors in determination of such provisions, which are described more in detail below. Product sales, net may vary from quarter to quarter based on customer mix and whether said customers are entitled to government mandated pricing which will be reflected in chargeback deductions from revenue.”

The Company will provide the following additional revised disclosures regarding the disclosure of reductions to revenue commencing with the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2013, including a discussion of significant changes and underlying causes in original estimates.

“During the current period, chargebacks and rebates increased/decreased by approximately $XX as a result of amounts provided by current period sales and adjustments to credits or actual allowances. The provision for returns increased or decreased $XX based on managements estimates using the historical return rate by inventory lot. The underlying cause for the chargeback and rebate fluctuations is primarily due to the mix of end users that are entitled to government mandated pricing. Specifically in 2012, the number of hospital end users eligible for government mandated pricing increased as compared to 2011 resulting in increased chargebacks.”

The difference in deductions from gross revenues presented on page F-44 and the amount disclosed on page 57 was due to the allowance for bad debt being included in the rollforward table of reserves and certain gross to net accrual accounts being excluded. Commencing with the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2013, the accounts included in the rollforward table include all accounts that are treated as a reduction to revenue.

Notes to Consolidated Financial Statements

Note 3. Acquisitions

Allos Acquisition, page F-21

4. In the tables on page F-22 you indicate that you assigned fair values to in-process research and development for FOLOTYN of $118.4 million and for the license and distribution agreement with Mundipharma for FOLOTYN of $27.9 million. Given that FOLOTYN is an approved product and you appear to indicate in the table on page 7 that only two clinical trials for FOLOTYN are currently in early Phase 3, please tell us why the fair value of the in-process research and development is substantially greater than the intangible assets associated with the approved and marketed product. At a minimum, in your response, tell us the relative market sizes of each indication (the approved indication as well as the two currently in development) and the risk-adjusted discount rate you use to assess the success of the development projects.

Response 4:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and advises the Staff that the difference in fair value assigned to each asset is due to differences in the timing, risk and cash flow for each of the identified intangible assets.

The in-process research and development (IPR&D) asset and the Mundipharma license agreement both relate to the sale of FOLOTYN. They differ, however, based on their stages of clinical development, status of regulatory approval and commercial geographic area.

In the US and Canada, where the IPR&D asset will be sold, FOLOTYN is conditionally approved by the Food and Drug Administration (FDA) for immediate sale and is currently generating revenues. In the US, FOLOTYN is being sold subject to the completion of certain additional clinical trials as mandated by the FDA and manufacturing and sales rights for FOLOTYN are subject to the success of these additional studies. The IPR&D was valued as a composite asset that included all the patents, licenses, and trademarks, necessary to market and sell FOLOTYN in the US. Accordingly, the valuation of the IPR&D asset assumes the immediate contribution of cash flow.

Outside of the United States (Ex US) FOLOTYN will be sold under a license agreement with Mundipharma. FOLOTYN is not approved for sale Ex US and future sales remain uncertain and contingent upon the completion of successful clinical trials and the receipt of the requisite regulatory approvals, not currently obtained. Ex US revenues are not assumed until 2014, and revenues from the largest ex-US market, the European Union, are not expected until 2020. The Company is entitled to royalties and milestone payments when certain conditions are met, such as regulatory and sales milestones, which were considered in the valuation.

In addition to the amount and timing of cash flows, we considered a market participant would apply significantly greater substitution and regulatory risk associated with the sale of the drug Ex US. Due to the incremental risk, the risk adjusted discount rate selected for the intangible asset related to the Mundipharma agreement is 5% higher than the discount rate selected for the IPR&D, as discussed further below.

The Company advises the Staff that the rights and profits associated with each asset are different. The IPR&D asset is the undivided right to market and sell FOLOTYN in the US and Canada. The Mundipharma agreement, however, is a limited right to certain milestone payments and royalties from the sale of the drug Ex US. Because the cash flows from the IPR&D asset includes reimbursement from Mundipharma, and also the profits attributable to the marketing and sale of the drug, the cash flow per unit sold is higher than the cash flow per unit sold under the Mundipharma agreement.

The risk-adjusted discount rate used in our analysis of the IPR&D was 15.5%. The selection of the discount rate considered the rate of return on the transaction, the risk of the asset relative to the risk of the portfolio of assets acquired in the transaction and the geographic region specific risk of the asset.

Note 11. Mundipharma Agreements, page F-31

5. In the second paragraph on page F-32 you disclose your obligation to perform research and development services on joint clinical development activities with Mundipharma through 2022 and that you recorded a liability for the fair value of this obligation upon your acquisition of Allos on September 5, 2012. Please explain to us why it is appropriate to record this liability in acquisition accounting and reference for us the authoritative literature you relied upon to support your accounting. In your response, please tell us why it is appropriate to record liabilities for research and development activities that will be performed in the future and tell us what happens to your obligation to fund these activities if development is discontinued due to lack of safety or efficacy in the clinical trials or for any other reason.

Response 5:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and advises the Staff that in recording a liability in acquisition accounting for the obligation the Company assumed to perform research and development services on joint clinical development activities with Mundipharma, it considered the following facts and circumstances.

The Company analyzed and concluded that it in acquiring Allos Therapeutics, it had assumed a contractual obligation to Mundipharma which was already in place prior to the acquisition date. In exchange for an up-front payment of $50 million and the execution of the May 10, 2011 License and Development Commercialization Agreement with Mundipharma, Allos was obligated to perform certain research and development (R&D) services. The contractual obligation to incur R&D costs under the terms of the contract was assumed by the Company through 2022. Allos (and assumed by the Company) was obligated to refund a portion of the $50 million to the extent such R&D costs were not incurred.

In accordance with ASC 805, the Company measured the fair value of the performance obligation at the acquisition date and recorded the performace obligation to Mundipharma as an assumed liability. The Company used the discounted cash flow method to measure the legal performance obigation consistent with the above guidance. The liability was recorded with a discount and that discount will be accreted at each reporting date. The Company will derecognize the liability as the legal performance obligation is fulfilled or when the required performance is no longer a legal obligation.

All allocated arrangement consideration related to the R&D services will be recognized as the R&D costs that are subject to the performance obligation are incurred. The Company will reduce this liability at each subsequent reporting date concurrent with the R&D performed. The result will then be recorded as a reduction to the liability with an offset (contra) to R&D expense.

The Company also considered the following recognition guidance in paragraphs ASC 805-20-25-18 through 25 applies to assets and liabilities meeting both of the following conditions:

a.	Assets acquired and liabilities assumed that would be within the scope of Topic 450 if not acquired or assumed in a business combination.

b.	Assets or liabilities arising from contingencies that are not otherwise subject to specific guidance in this Subtopic. 805-20-25-19. If the acquisition-date fair value of the asset or liability arising from a contingency can be determined during the measurement period, that asset or liability shall be recognized at the acquisition date. For example, the acquisition-date fair value of a warranty obligation often can be determined.

Form 10-Q for the quarterly period ended March 31, 2013

Notes to Condensed Consolidated Financial Statements

Note 11. Commitments and Contingencies

Licensing Agreements

Exclusive Development and Commercialization Collaboration Agreement

with Allergan,

Apaziquone, page 24

6. You disclose that as a result of the second amendment to the agreement with Allergan to buy back the rights originally licensed to Allergan, you recognized $8.3 million in licensing revenues at March 31, 2013. In MD&A on page 34, you attribute $9.4 million of revenue recognized associated with the amortization of your $41.5 million upfront payment from Allergan. From disclosure in your December 31, 2012 and 2009 Forms10-K, you indicate that you recognized $12.3 million, $12.3 million, $13.2 million and $8.3 million of licensing revenues in 2012, 2011, 2010 and 2009, respectively, attributed to the amortization of the upfront payment. As the amount of revenue attributed to the amortization of your upfront payment from Allergan exceeds the amount of the upfront payment, please reconcile for us your revenues recognized under this agreement for the initial up-front payment received.

Response 6:

In response to the Staff’s comment, the Company clarifies that deferred license revenue from upfront payments were primarily from both Allergan and Nippon Kayaku. Allergan initially paid us an up-front fee of $41.5 million and Nippon Kayaku initially paid us an up-front fee of $15 million. Both fees were for certain rights in association with apaziquone and are amortized through the end of 2013 when all upfront payments will be fully amortized. A reconciliation of the revenue amounts amortized as reported are as follows:

	Licensing Revenue recognized per year
(in 000’s)	Upfront License Payment	2009	2010	2011	2012	Q1 2013	Total Recognized Through Q1 2013
Allergan	$41,500	$8,300	$8,300	$8,300	$8,300	$8,300	$41,500
Nippon Kayaku	15,000		4,000	4,000	4,000	1,000	13,000
Zentaris			900				900

Totals	$56,500	$8,300	$13,200	$12,300	$12,300	$9,300	$55,400

7. In addition, in your December 31, 2012 Form 10-K, you disclose that as a result of the second amendment to the agreement with Allergan, Allergan was relieved of its obligations for development, commercialization and other activities. You also disclose that the license, development, supply and distribution agreement, as amended, will continue until the expiration of the last royalty payment obligation in the last country in the Allergan territory (as defined in the agreement) with certain provisions surviving. Please provide revised proposed disclosure to be provided in future periodic reports that clarifies the remaining provisions of this agreement and your accounting for those remaining provisions.

Response 7:

In response to the Staff’s comment, the Company advises the Staff that, as a result of the second amendment to the agreement with Allergan, neither Allergan or Spectrum have any remaining obligations pursuant to the agreement and the Company has therefore recognized all deferred revenue thereunder. However, the Company is obligated to pay Allergan a tiered single digit royalty not to exceed mid-single digits based upon the net sales, when and if earned, of certain products containing Apaziquone in specified territories. The Company will provide the following disclosure in its future filings commencing with the Form 10-Q for the Quarterly Period Ended June 30, 2013:

“As a result of the second amendment to the agreement with Allergan, Allergan has no remaining obligations to the Company and Spectrum has no obligations to Allergan pursuant to the agreement. However, the Company is obligated to pay Allergan a tiered single-digit royalty not to exceed mid-single digits based upon the net sales, when and if earned, of certain products containing Apaziquone in specified territories. Additionally, the Company is obligated to pay any royalties or other payments due to licensors of the Licensed Intellectual Property (as defined in the agreement) as well as to provide indemnification of Allergan for claims arising from the manufacture, development or commercialization of pharmaceutical products containing Apaziquone by the Company.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three months ended March 31, 2013 and 2012

Total Revenues, page 33

8. You disclose that you announced a change in order pattern for FUSILEV in mid-March 2013. You also disclose that “[a]s anticipated, FUSILEV revenues decreased for the three months ended March 31, 2013.” Please provide us proposed disclosure to be included in future periodic reports that discusses the reason(s) for the decrease in revenues and specifically discusses changes in volume versus changes in prices as required by Item 303(a)(3)(iii) of Regulation S-K. In this regard, please specifically address the following in your proposed disclosure:

•	what you have done or are doing to improve the monitoring of FUSILEV inventory at wholesalers and end-users; and

•	the types of end-users and the impact of your decrease in revenues by each type of end-user and the reasons for the decrease.

Response 8:

In response to the Staff’s comment, the Company respectfully advises the Staff that the announcement on March 12, 2013 disclosed an anticipated change in wholesaler ordering patterns. Historically, wholesaler orders are placed in bulk at the end of the quarter. Towards the end of the first quarter of 2013, several wholesalers informed the Company that they had sufficient FUSILEV inventory and would be purchasing at reduced levels due to their own assessment of supply and demand. Wholesaler purchases in any given quarter do not directly correlate with the volume of sales to end-users or changes in FUSILEV pricing in any specific period. We disclose the risk associated with the potential for wholesaler purchasing in excess of customer demand in our 10-K risk factor section.1

The Company proposes to include the following disclosure in its future periodic reports commencing with the Form 10-Q for the Quarterly Period Ended June 30, 2013:

“Approximately 99% of our FUSILEV sales are to wholesalers. A small number of large wholesalers control a significant share of the folate analog market. The wholesalers, in turn, sell to end-users. In the first quarter of 2013, changes in wholesaler ordering patterns appear to have resulted in reduced FUSILEV wholesaler inventory levels. Beginning in early 2013, we added resources to our internal market analytics function to enhance the Company’s ability to assess wholesaler inventory levels. The additional resources include personnel, and access to additional third-party data regarding wholesaler inventory levels, end-user demand and other market information.”

[1]	Wholesaler actions could increase competitive and pricing pressures on pharmaceutical manufacturers, including us.

We sell certain of our products primarily through wholesalers. These wholesale customers comprise a significant part of the distribution network for pharmaceutical products in the U.S. A small number of large wholesale distributors control a significant share of the market, which can increase competitive and pricing pressures on pharmaceutical manufacturers, including us. In addition, wholesalers may apply pricing pressure through fee-for-service arrangements, and their purchases may exceed customer demand, resulting in reduced wholesaler purchases in later quarters. We cannot assure you that we can manage these pressures or that wholesaler purchases will not decrease as a result of this potential excess buying. (Emphasis added.)

9. In addition, your product returns policy on page eight, indicates that as of each balance sheet date, you estimate potential returns, based on several factors, including: inventory held by distributors, sell through data of distributor sales to end users, customer and end- user ordering and re-ordering patterns, aging of accounts receivables, rates of returns for directly substitutable products and pharmaceutical products for the treatment of therapeutic areas similar to indications served by our products, shelf life of our products, historical rates of actual returns and based on experience of our management with selling similar oncology products. Further, on page nine you disclose that distribution and data fees are paid to authorized wholesalers and specialty distributors of FUSILEV and FOLOTYN and the services provided include contract administration, inventory management, product sales reporting by customer, returns for clinics and hospitals.

Please tell us how the information you apparently obtain in monitoring FUSILEV did not alert you to the decrease in FUSILEV sales prior to your announcement in March 2013.

Response 9:

In response to the Staff’s comment, the Company respectfully advises the Staff that information obtained to estimate potential returns principally consist of historic data. Based upon the company’s review of these factors to estimate returns, among other factors, it reasonably believed that wholesaler ordering in 2013 would continue to be consistent with prior quarters. The Company was not aware of, and did not anticipate, any material change in wholesale ordering patterns until informed by wholesalers in connection with the ordering process towards the end of the first quarter of 2013.The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 788-6700, ext. 278.

Sincerely,

/s/ Kurt A. Gustafson
Kurt A. Gustafson Executive Vice President and Chief Financial Officer